FMC Corporation

1735 Market Street

Philadelphia, Pennsylvania 19103

March 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	FMC Corporation
Registration Statement on Form S-3 (File No. 333-154824)
Request for Withdrawal of Rule 477 Application

Ladies and Gentlemen:

Please be advised that FMC Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s application for withdrawal (the “Rule 477 Application”) of that certain Registration Statement on Form S-3 (File No. 333-154824), together with all exhibits thereto (the “Registration Statement”).

The Registrant has elected to withdraw the Rule 477 Application and will instead file a post-effective amendment to the Registration Statement.

If you have any questions regarding this request, please contact me at 215.299.6000.

Sincerely,

FMC Corporation

By:	/s/ ANDREA E. UTECHT
Name:	Andrea E. Utecht
Title:	Vice President, General Counsel and Secretary